January 14, 2026

Jonathan Collins
Chief Executive Officer
America   s Car-Mart, Inc.
1805 North 2nd Street, Suite 401
Rogers, Arkansas 72756

       Re: America   s Car-Mart, Inc.
           Registration Statement on Form S-1
           Filed January 9, 2026
           File No. 333-292641
Dear Jonathan Collins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David Bakst